FOR IMMEDIATE RELEASE	March 23, 2015

Micromem Technologies Inc. subsidiary MAST Presenting at Doble International Conference

Toronto, New York, March 23, 2015: Micromem Technologies Inc. (“Micromem”) (CSE: MRM, OTCQX: MMTIF) through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (“MAST”) is pleased to report that MAST is presenting our technology at the 82nd Doble International Conference March 23 through March 26 at Copley Plaza Hotel in Boston Mass. This is the world’s premier conference for the electric power industry designed to address the concerns of the power industry through education, discussion and collaboration.

MAST has secured booth space in the Great Republic room on the 7th floor where we will be displaying:

1)	Transformer partial discharge detection application.
2)	Power line real time condition monitoring.
3)	Gas pipeline corrosion detection.
4)	Our energy storage solutions.

Our development partners Rapid Prototypes Inc, Scientific & Biomedical Microsystems, LLC, Honeybee Robotics and Bright Energy will be supporting the booth at this conference.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing: NASD OTCQX - Symbol: MMTIF
                CSE - Symbol: MRM
Shares issued: 191,425,600
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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